Exhibit 1

Company Contact Information: Yaron Menashe, CFO Tel: +972 9 8661 601 yaron@evs-sm.com

ELBIT VISION SYSTEMS APPOINTS GAL BARAK AS NEW
CHIEF EXECUTIVE OFFICER

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Qadima, Israel, January 19, 2010 - Elbit Vision Systems Ltd. (Nasdaq: EVSNF.OB) announced today that the board of directors has appointed Mr. Gal Barak to serve as the Company's new chief executive officer commencing February 15, 2010. The Company's current chief executive officer, Mr. Ran Eisenberg, will continue in his role until such date. Mr. Eisenberg will continue to serve as the Chairman of the Company's board of directors.

Following a period at C Mer Industries Ltd. (TASE: CMER), in which he established its North Mexican operations, Mr. Barak spent nine highly successful years with Scitex Corporation Ltd., and later following its acquisition, at Hewlett Packard (NYSE: HPQ). Mr. Barak established Scitex' Latin-American operations in 2001, achieving year on year, annual revenues of at least $50M during his 4 year term as President. In 2005, Mr Barak was appointed General Manager of HP-Scitex' North and Latin-American operations, tripling its annual sales to over $80M in 3 years. Since 2008, he has served as the General Manager of HP - Asia-Pacific, based in Hong Kong. Mr. Barak holds a BSc degree in Civil Engineering from the Israel Institute of Technology (Technion) and studied at Harvard Business School and Emory University.

Mr Barak, EVS' new CEO, said: "It is no secret that the down-turn in the world economy has particularly affected the sectors serviced by EVS. Nevertheless, the Company is a global leader in its field and has a solid reputation for its products and services. EVS has recently received significant funding which should assist in securing the Company's short term future, leaving it able to tackle its longer term goals. I am excited by the opportunity that this appointment affords me and look forward to working with EVS' highly capable and motivated management and employees."

Mr. Eisenberg said: "Mr. Barak is an important and positive addition to the EVS team. Mr. Barak brings a wealth of knowledge and experience and has a proven track record. I wish him the best of luck in guiding EVS to a profitable future."

About Elbit Vision Systems Ltd. (EVS)

EVS offers a broad portfolio of automatic State-of-the-Art Visual and Ultrasonic Inspection Systems for both in-line and off-line applications, and quality monitoring systems used to improve product quality, safety, and increase production efficiency.  EVS' systems are used by over 600 customers, many of which are leading global companies. The headquarters, manufacturing and R&D of EVS are all located in Israel. A worldwide Sales and Service network supports markets as well as systems already installed, in Asia, Europe, Africa, Australia and the Americas.

This press release and other releases are available on www.evs-sm.com

Safe Harbor Statement

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although EVS believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. EVS disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.  EVS undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.